UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Alcatel-Lucent Reports Q3 2016 revenues

Key numbers for the third quarter 2016 (unaudited)

Group revenues (In Euro million)	Third quarter 2016	Third quarter 2015	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2016	Change q-o-q (actual)	Change q-o-q (constant)	Year-to- date 2016	Year-to- date 2015	Change y-o-y (actual)	Change y-o-y (constant)

Total Networks	2,805	3,194	-12%	-11%	2,798	0%	-1%	8,372	9,375	-11%	-10%

Ultra Broadband Networks	1,639	1,966	-17%	-16%	1,639	0%	-2%	4,866	5,723	-15%	-14%

Mobile Networks	1,060	1,418	-25%	-25%	1,033	3%	1%	3,085	4,122	-25%	-25%

Fixed Networks	579	548	6%	5%	606	-4%	-6%	1,781	1,601	11%	12%

IP Networks and Applications	1,166	1,228	-5%	-4%	1,159	1%	0%	3,506	3,652	-4%	-3%

IP/Optical Networks	974	1,004	-3%	-2%	995	-2%	-3%	2,960	2,991	-1%	1%

Applications & Analytics	192	224	-14%	-13%	164	17%	17%	546	661	-17%	-18%

Common Group and Other(1)	321	235	37%	35%	281	14%	13%	850	739	15%	14%
Total Group revenues	3,126	3,429	-9%	-8%	3,079	2%	0%	9,222	10,114	-9%	-8%

(1)  After elimination of inter-segment revenues

Paris, November 8, 2016 - Alcatel-Lucent reports revenues for Q3 2016 in the context of its combination with Nokia. Olivier Durand, Chief Executive Officer of Alcatel-Lucent, comments: “Alcatel-Lucent’s Q3 2016 results showed solid performance, in light of market conditions that remained challenging, particularly in mobile infrastructure. Regarding our integration with Nokia, we continued to make strong progress and are now shifting to the optimization phase, focusing on delivering the cost synergies committed. The squeeze-out of the remaining Alcatel-Lucent securities on November 2, 2016 marked the finalization of this merger in only 19 months, and will allow to fully capture the business and synergy opportunities of the combination.”

HIGHLIGHTS OF Q3 2016

Revenues highlights

•

On a Group level, revenues in Q3 2016 totaled Euro 3,126 million, a decrease of 9% year-over-year and an increase of 2% sequentially. On a constant currency basis, revenues would have decreased 8% year-over-year and would have been flat sequentially.

•

Networks revenues totaled Euro 2,805 million in Q3 2016, a decrease of 12% year-over-year and flat sequentially. On a constant currency basis, revenues would have decreased 11% year-over-year and 1% sequentially.

•

Ultra Broadband Networks revenues totaled Euro 1,639 million in Q3 2016, a decrease of 17% year-over-year and flat sequentially. On a constant currency basis, revenues would have decreased 16% year-over-year and 2% sequentially. The year-over-year decrease was primarily driven by Mobile Networks, partially offset by growth in Fixed Networks.

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The decrease in Mobile Networks was primarily related to lower levels of activity across regions. Particular weakness was seen with customers in Greater China and, to a lesser extent, Europe and North America.

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The increase in Fixed Networks was primarily driven by broadband access, which benefitted from a large project in Asia-Pacific, which is nearing completion, as well as digital home, related to customers in Latin America and North America. These were partially offset by a decrease in services.

•

IP Networks and Applications revenues were Euro 1,166 million in Q3 2016, a decrease of 5% year-over-year and an increase of 1% sequentially. On a constant currency basis, revenues would have decreased 4% year-over-year and would have been flat sequentially. The year-over-year decrease was driven by both IP/Optical Networks and Applications & Analytics.

¡

Within IP/Optical Networks, the revenue decrease was due to IP routing, partially offset by optical networks. For IP routing, the decrease was primarily related to customers in Europe and North America. In North America the decrease was primarily due to lower packet core deployments. For optical networks, the increase was primarily related to continued momentum with customers in North America, partially offset by a decrease related to customers in Latin America.

¡	The decrease in Applications & Analytics net sales was due to broad based declines across most business lines and regions.

•

Group Common and Other revenues totaled Euro 321 million in Q3 2016, an increase of 37% year-over-year and 14% sequentially. On a constant currency basis, revenues would have increased 35% and 13% sequentially. The year-over-year growth was primarily attributable to strong performance in Alcatel-Lucent Submarine Networks (ASN).

Geographical revenue highlights

Geographic breakdown of revenues (In Euro million)	Third quarter 2016	Third quarter 2015	Change y-o-y (actual)	Second quarter 2016	Change q-o-q (actual)	YTD 2016	YTD 2015	Change y-o-y (actual)

Asia-Pacific	382	316	21%	362	6%	1,102	931	18%

Europe	656	844	-22%	767	-14%	2,177	2,412	-10%

Greater China	344	457	-25%	281	22%	822	1,071	-23%

Latin America	180	184	-2%	202	-11%	566	511	11%

Middle East & Africa	135	211	-36%	149	-9%	455	677	-33%

North America	1,429	1,417	1%	1,318	8%	4,100	4,512	-9%
Total group revenues	3,126	3,429	-9%	3,079	2%	9,222	10,114	-9%

From a geographic perspective, North America revenues increased 1% year-over-year to Euro 1,429 million, primarily due to ASN. Excluding ASN, North America revenues would have decreased by approximately 7% year-over-year. Europe revenues were Euro 656 million, representing a 22% decrease year-over-year, with declines across all businesses. Revenues in Greater China totaled Euro 344 million, a decrease of 25% compared to the year-ago period, primarily due to Mobile Networks. Asia-Pacific revenues totaled Euro 382 million, an increase of 21% year-over-year, driven by strength in Fixed Networks. Latin America revenues were Euro 180 million, representing a 2% year-over-year decrease and Middle East and Africa revenues totaled Euro 135 million, a decline of 36% year-over-year.

Key Events

•

On September 20, 2016, Nokia announced that the French stock market authority (Autorité des marchés financiers, “AMF”) approved Nokia’s proposed public buy-out offer (the “Public Buy-Out Offer”) in cash followed by a squeeze-out in cash (the “Squeeze-Out”) relating to the remaining securities of Alcatel-Lucent that Nokia does not already own. In the Public Buy-Out Offer, Nokia offered a consideration of EUR 3.50 per Alcatel-Lucent Share, EUR 4.51 per 2019 OCEANE, and EUR 4.50 per 2020 OCEANE. In the Squeeze-Out, the Shares and OCEANEs not tendered into the Public Buy-Out Offer would be transferred to Nokia for the same consideration as the above-mentioned consideration of the Public-Buy-Out Offer, net of all costs.

•

On October 4, 2016, the AMF announced that a legal action was filed before the Paris Court of Appeal on September 30, 2016 for annulment of the AMF’s clearance decision regarding the Public Buy-Out Offer, which would be followed by the Squeeze-Out, for all remaining securities of Alcatel-Lucent. Consequently, the Public Buy-Out Offer period was extended until further notice and the Squeeze-Out, which was scheduled for October 6, 2016, was scheduled to take place once the Public Buy-Out Offer is completed.

•

On October 25, 2016, the AMF announced the continuation of the timetable of the Public Buy-Out Offer followed by the Squeeze-Out for all remaining securities of Alcatel-Lucent. Accordingly, the Public Buy-Out Offer period would end on October 31, 2016 and the Squeeze-Out would be implemented on November 2, 2016, in accordance with the General Regulation of the AMF. The legal challenge filed before the Paris Court of Appeal on September 30, 2016 against the AMF’s clearance decision regarding the Offer dated September 20, 2016 is still pending and the Court is expected to issue a decision during the first quarter of 2017. Alcatel-Lucent believes that the Offer complies with all applicable laws and regulations and that the legal challenge is without merit.

•

On November 2, 2016, Nokia announced the 100% ownership of Alcatel-Lucent following the completion of the Squeeze-Out of all remaining Alcatel-Lucent securities not tendered into the Public Buy-Out Offer, completing the acquisition announced 19 months ago.

•

The composition of the Board has been modified to reflect the new ownership structure of the company following the squeeze-out and the delisting from Euronext Paris. Independent directors Carla Cico, Jean-Cyril Spinetta and Sylvia Summers, as well as Board observers Gilles Le Dissez and Laurent du Mouza, resigned from the Board effective from November 7, 2016. Directors Risto Siilasmaa and Rajeev Suri also resigned as of the same date, while Kristian Pullola and Riikka Tieaho were coopted to the Board for the remaining duration of their respective terms of office.

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Notes

The Board of Directors of Alcatel-Lucent met on November 7, 2016, examined the Group’s unaudited consolidated financial statements at September 30, 2016.

About Alcatel-Lucent

Alcatel-Lucent has joined Nokia following successful exchange of shares, creating an innovation leader in next-generation technology and services for an IP connected world.

Questions from Journalists or sponsorship inquiries can be sent to our press office:

press.services@nokia.com.

Visit Nokia.com for more information.

FORWARD-LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent. Words such as “will,” “expect,” “look to,” “anticipate,” “target,” “project,” “intend,” “guidance”, “maintain”, “plan,” “believe,” “estimate,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings. Actual outcomes may also differ materially, particularly in light of our acquisition by Nokia and the resulting impact it will have on our headcount, organization, product mix, site rationalization, contracts and markets. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2015, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission, and in particular those concerning the planned combination with Nokia. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2016	Alcatel Lucent

	By:	/s/ Franck Mauroy
	Name:	Franck Mauroy
	Title:	Chief Financial Officer